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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                      ------------------------------------



                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                          (AMENDMENT NO. __________)(1)


                          LIONBRIDGE TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   536252 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  MAY 22, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /   Rule 13d-1(b)

         /X/   Rule 13d-1(c)

         / /   Rule 13d-1(d)

--------
  (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 536252 10 9                 13G                      Page 2 of 8 Pages

        1  NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           CORNERSTONE EQUITY INVESTORS IV, L.P.

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a)  / /

                                                                        (b)  /X/
        3  SEC USE ONLY

        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                           5  SOLE VOTING POWER

                              0
     NUMBER OF
       SHARES              6  SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                2,399,853
        EACH
     REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON WITH
                              0

                           8  SHARED DISPOSITIVE POWER

                              2,399,853

        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,399,853

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             / /

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.5%

       12  TYPE OF REPORTING PERSON*

           PN
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CUSIP No. 536252 10 9                 13G                      Page 3 of 8 Pages

        1  NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           CORNERSTONE IV, L.L.C.

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a)  / /

                                                                        (b)  /X/
        3  SEC USE ONLY

        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                           5  SOLE VOTING POWER

                              0
     NUMBER OF
       SHARES              6  SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                2,399,853
        EACH
     REPORTING             7  SOLE DISPOSITIVE POWER
    PERSON WITH
                              0

                           8  SHARED DISPOSITIVE POWER

                              2,399,853

        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,399,853

       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             / /

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.5%

       12  TYPE OF REPORTING PERSON*

           00
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CUSIP No. 536252 10 9                  13G                     Page 4 of 8 Pages




Item 1(a).  Name of Issuer.

                  Lionbridge Technologies, Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices.

                  950 Winter Street, Suite 2410
                  Waltham, MA  02451-1291

Item 2(a).  Name of Person Filing.

                  This Statement is being filed by Cornerstone Equity Investors IV, L.P. ("Cornerstone") and Cornerstone IV, L.L.C. ("Cornerstone LLC") (collectively, the "Reporting Entities").

                  Cornerstone is a Delaware limited partnership. The principal business of Cornerstone is to make private equity investments.

                  Cornerstone LLC is a Delaware limited liability company. The principal business of Cornerstone LLC is to be the general partner of Cornerstone.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

                  717 Fifth Avenue, Suite 1100
                  New York, NY  10022

Item 2(c).  Citizenship.

                  Each of the Reporting Entities is an entity organized under the laws of the State of Delaware.

Item 2(d).  Title of Class of Securities.

                  Common Stock, par value $.01 per share ("Common Stock")

Item 2(e).  CUSIP Number.

                  536252 10 9

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

     (a)  / / Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  / / Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  / / Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.

     (d) / / Investment company registered under Section 8 of the Investment Company Act.

     (e)  / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
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CUSIP No. 536252 10 9                 13G                      Page 5 of 8 Pages




     (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)  /X/ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

Item 4.  Ownership.

     (a) - (c). Cornerstone beneficially owns 2,399,853 shares of Common Stock of the Issuer.

          Cornerstone LLC, as the sole General Partner of Cornerstone, may be deemed to have the shared power to vote and dispose of all 2,399,853 shares of Common Stock held by Cornerstone, which constitutes approximately 9.5% of the outstanding Common Stock.

          Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 2,399,853 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 9.5% of the outstanding Common Stock as of May 31, 2000. Except as otherwise specifically noted, all of the percentages calculated in this Schedule SC 13 G are based upon an aggregate of 25,238,987 shares of Common Stock outstanding as of May 31, 2000. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

Item 5.  Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.  Identification and Classification of Members of the Group.

          Not applicable.

Item 9.  Notice of Dissolution of Group.

          Not applicable.
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CUSIP No. 536252 10 9                  13G                     Page 6 of 8 Pages




Item 10.  Certifications.

               By signing below I will certify that, to the best of our
knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 536252 10 9                  13G                     Page 7 of 8 Pages




                                    SIGNATURE




               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:   May 31, 2000


                                   CORNERSTONE EQUITY INVESTORS IV, L.P

                                   By:  CORNERSTONE IV, L.L.C.
                                   Its:  General Partner

                                   By:     /s/  Michael E. Najjar
                                      ---------------------------
                                         Name:  Michael E. Najjar
                                         Title: Managing Director


                                   CORNERSTONE IV, L.L.C.

                                   By:     /s/  Michael E. Najjar
                                      ---------------------------
                                         Name:  Michael E. Najjar
                                         Title: Managing Director
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CUSIP No. 536252 10 9                 13G                      Page 8 of 8 Pages



                             JOINT FILING AGREEMENT

               This will confirm the agreement by and among all of the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of Lionbridge Technologies, Inc. is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:    May 31, 2000


                                   CORNERSTONE EQUITY INVESTORS IV, L.P

                                   By:  CORNERSTONE IV, L.L.C.
                                   Its:  General Partner

                                   By:     /s/  Michael E. Najjar
                                      ---------------------------
                                         Name:  Michael E. Najjar
                                         Title: Managing Director


                                   CORNERSTONE IV, L.L.C.

                                   By:     /s/  Michael E. Najjar
                                      ---------------------------
                                         Name:  Michael E. Najjar
                                         Title: Managing Director